UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 26th July, 2018	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit  I

Description

Communication dated 26th July, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Capital Raising by HDFC Bank Limited

Date: July 26, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub: Capital raising by HDFC Bank Limited (“Bank”)

We wish to inform you that pursuant to the approval accorded by the Board of Directors (“Board”) of the Bank, at its meeting held on December 20, 2017 and the special resolution passed by the shareholders of the Bank on January 19, 2018, the Bank is considering an issue of equity shares/convertible securities/depository receipts pursuant to a qualified institutions placement/American depositary receipts/global depository receipts program (“Securities”) or such other methods or combinations as may be decided by the Board or a Committee of the Board (“Committee”). If, subject to market conditions and other relevant considerations, the Board or a Committee decide to open an issue of Securities as aforesaid, then a meeting of a Committee will be held on July 31, 2018, inter alia, to consider and approve the issue price for allotment of Securities.

We request you to take the above on record and the same be treated as compliance under Regulation 29 and other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President (Legal) & Company Secretary

The Bank may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Bank will arrange to send you the prospectus after filing if you request it from Bhavin Lakhpatwala, HDFC Bank Ltd., Tel: +91 22 6652 1083 (D) / 6652 1000 (B), Mobile: +91 74983 51730, Email: bhavin.lakhpatwala@hdfcbank.com.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Bank to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President (Legal) & Company Secretary